Exhibit 15.4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of

Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in partners’ capital, and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 23, 2016

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	3	$26,750	$99,495
Restricted cash	3	7,789	954
Accounts receivable, net	4	3,999	13,278
Prepaid expenses and other current assets	5	1,297	1,470

Total current assets		39,835	115,197

Vessels, net	6	1,230,049	1,139,426
Deposits for vessels acquisitions	6	—	10
Deferred drydock and special survey costs, net and other long-term assets		22,232	8,750
Investment in affiliates	18	1,315	521
Loans receivable from affiliates	17	1,521	750
Intangible assets	7	55,339	74,055

Total non-current assets		1,310,456	1,223,512

Total assets		$1,350,291	$1,338,709

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	8	$2,706	$3,824
Accrued expenses	9	2,516	3,623
Deferred revenue		4,290	4,310
Current portion of long-term debt	10	23,336	16,435
Amounts due to related parties	17	8,680	1,880

Total current liabilities		41,528	30,072

Long-term debt, net of current portion and discount	10	574,742	559,539
Deferred revenue		1,806	—

Total non-current liabilities		576,548	559,539

Total liabilities		618,076	589,611

Commitments and contingencies	15	—	—
Partners’ capital:
Common Unitholders (83,079,710 and 77,359,163 units issued and outstanding at December 31, 2015 and December 31, 2014, respectively)	12	728,046	744,075
General Partner (1,695,509 and 1,578,763 units issued and outstanding at December 31, 2015 and December 31, 2014, respectively)	12	4,169	5,023

Total partners’ capital		732,215	749,098

Total liabilities and partners’ capital		$1,350,291	$1,338,709

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Time charter and voyage revenues (includes related party revenue of $38,809, $27,444 and $23,738 for the years ended December 31, 2015, 2014 and 2013, respectively)	13,17	$223,676	$227,356	$198,159
Time charter and voyage expenses		(7,199)	(15,390)	(14,943)
Direct vessel expenses		(4,043)	(761)	—
Management fees (entirely through related parties transactions)	17	(56,504)	(50,359)	(36,173)
General and administrative expenses	17	(7,931)	(7,839)	(6,305)
Depreciation and amortization	6,7	(75,933)	(95,822)	(77,505)
Interest expense and finance cost, net	10	(31,720)	(28,761)	(16,910)
Interest income		222	243	50
Other income	20	5,232	47,935	13,730
Other expense		(3,995)	(1,749)	(1,097)

Net income		$41,805	$74,853	$59,006

Earnings per unit (see note 19):

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Earnings per unit:
Common unit (basic and diluted)	$0.48	$0.93	$0.84

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
OPERATING ACTIVITIES
Net income		$41,805	$74,853	$59,006
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	75,933	95,822	77,505
Amortization and write-off of deferred financing cost and discount		3,727	3,091	4,035
Amortization of deferred drydock and special survey costs		4,043	761	—
Changes in operating assets and liabilities:
Net increase/(decrease) in restricted cash		(426)	223	(2)
Decrease/(increase) in accounts receivable		9,279	3,020	(8,520)
Decrease/(increase) in prepaid expenses and other current assets		173	193	(1,069)
Decrease/(increase) in other long-term assets		20	(9)	188
Payments for dry dock and special survey costs		(17,545)	(9,429)	—
(Decrease)/increase in accounts payable		(1,118)	653	1,081
(Decrease)/increase in accrued expenses		(1,107)	(253)	277
Increase/(decrease) in deferred revenue		1,786	1,313	(6,115)
Increase/(decrease) in amounts due to related parties		6,800	1,423	(21,544)

Net cash provided by operating activities		123,370	171,661	104,842

INVESTING ACTIVITIES:
Acquisition of vessels	6	(147,830)	(156,221)	(341,193)
Deposits for acquisition of vessels, net of transfers to vessel acquisitions		—	(10)	(7,271)
Investment in affiliates		(794)	—	(500)
Loans receivable from affiliates		(771)	(470)	(280)
Increase in restricted cash		—	—	(98,179)
Release of restricted cash for vessel acquisitions		—	33,429	64,750

Net cash used in investing activities		(149,395)	(123,272)	(382,673)

FINANCING ACTIVITIES:
Cash distributions paid	19	(132,306)	(138,994)	(122,382)
Net proceeds from issuance of general partner units	12	1,528	2,233	3,167
Proceeds from issuance of common units, net of offering costs	12	72,090	104,499	148,022
Proceeds from long-term debt	10	79,819	56,000	434,500
Net (increase)/decrease in restricted cash	10	(6,409)	—	28,354
Repayment of long-term debt and payment of principal	10	(60,696)	(7,060)	(201,412)
Debt issuance costs		(746)	(918)	(9,204)

Net cash (used in)/provided by financing activities		(46,720)	15,760	281,045

(Decrease)/increase in cash and cash equivalents		(72,745)	64,149	3,214
Cash and cash equivalents, beginning of period		99,495	35,346	32,132

Cash and cash equivalents, end of period		$26,750	$99,495	$35,346

		Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Supplemental disclosures of cash flow information
Cash interest paid		$26,787	$25,870	$13,324
Non-cash financing activities
Due to related parties		$—	$253	$—
Acquisition of vessels		$—	$(253)	$—

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners
	General Partner		Common Unitholders		Total Partners’ Capital
	Units		Units
Balance December 31, 2012	1,226,721	$2,090	60,109,163	$616,604	$618,694
Cash distribution paid	—	(4,285)	—	(118,097)	(122,382)
Proceeds from issuance of common units, net of offering costs(see note 12)	—	—	10,925,000	148,022	148,022
Net proceeds from issuance of general partners units (see note 12)	222,960	3,167	—	—	3,167
Net income	—	3,057	—	55,949	59,006

Balance December 31, 2013	1,449,681	$4,029	71,034,163	$702,478	$706,507
Cash distribution paid	—	(4,867)	—	(134,127)	(138,994)
Proceeds from issuance of common units, net of offering costs (see note 12)	—	—	6,325,000	104,499	104,499
Net proceeds from issuance of general partner units (see note 12)	129,082	2,233	—	—	2,233
Net income	—	3,628	—	71,225	74,853

Balance December 31, 2014	1,578,763	$5,023	77,359,163	$744,075	$749,098
Cash distribution paid	—	(4,362)	—	(127,944)	(132,306)
Proceeds from issuance of common units, net of offering costs (see note 12)	—	—	5,720,547	72,090	72,090
Net proceeds from issuance of general partner units (see note 12)	116,746	1,528	—	—	1,528
Net income	—	1,980	—	39,825	41,805

Balance December 31, 2015	1,695,509	$4,169	83,079,710	$728,046	$732,215

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and container vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager (the “Management Agreement”), pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager (the “Administrative Services Agreement”), pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (the “Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

As of December 31, 2015, there were outstanding: 83,079,710 common units and 1,695,509 general partnership units. As of December 31, 2015, Navios Holdings owned a 20.1% interest in Navios Partners, which included a 2.0% general partner interest.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Change in Accounting Principle: The Company historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2015, the Company adopted guidance codified in ASU 2015-03 Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. Upon adoption, the Company applied the new guidance retrospectively to all prior periods presented in the financial statements. The Company elected to early adopt the requirements of ASU 2015-03 effective beginning the first quarter ending March 31, 2015 and applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The reclassification does not impact net income as previously reported or any prior amounts reported on the Statements of Income, or the Consolidated Statements of Cash Flows. The effect of the retrospective application of this change in accounting principle on the Company’s Consolidated Balance Sheets as of December 31, 2014 resulted in a reduction of Total non-current assets and Total assets in the amount of $7,305, with a corresponding decrease of $5,102 in Long-term debt, net and Total non-current liabilities and a decrease of $2,203 in Current portion of long-term debt net and Total current liabilities.

(b)	Principles of consolidation: The accompanying consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of Marshall Islands, Malta, and Liberia from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of each subsidiary.

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of incorporation	Statements of income
Company name	Vessel name		2015	2014	2013
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 12/31	1/01 – 12/31	9/11 – 12/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 12/31	1/01 – 12/31	10/11 –12/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 12/31	1/18 – 12/31	—
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 12/31	1/07 – 12/31	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/4 – 12/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/4 – 12/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/10 –12/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/13 –12/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 12/31	1/01 – 12/31	12/16 –12/31
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 12/31	8/29 – 12/31	—
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 12/31	10/28 –12/31	—
Dune Shipping Corp.	MSC Cristina	Marshall Is.	4/22 – 12/31	—	—
Citrine Shipping Corporation	—	Marshall Is.	—	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 03/05	1/01 – 12/31	1/01 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 02/28	1/01 – 12/31	1/01 – 12/31
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 12/31	1/01 – 12/31	1/01 – 12/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 12/31	1/01 – 12/31	6/19 –12/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 12/31	1/01 – 12/31	6/04 –12/31

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

(c)	Equity method investments: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Navios Partners evaluates its investments with equity method, for other than temporary impairment, on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

(d)

Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(f)	Restricted Cash: Restricted cash includes an amount of $4,184 held in retention and pledged accounts as required by Navios Partners’ credit facilities. As of December 31, 2015 and 2014, the restricted cash held in retention accounts was $7,789 and $954, respectively.

(g)	Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The allowance for doubtful accounts as of December 31, 2015 and 2014 was $0 and $49, respectively.

(h)	Vessels, net: Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our drybulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Prior to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $340. This change in accounting estimate of scrap value did not materially affect the statement of income and the earnings per unit of the Company for the year ended December 31, 2013.

Management estimates the useful life of drybulk and container vessels to be 25 and 30 years, respectively, from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(i)	Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled drydocking and special surveys which are generally carried out every 30 or 60 months, depending on the vessels’ ages to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The cost of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For the years ended December 31, 2015, 2014 and 2013, the amortization expense was $4,043, $761 and $0, respectively.

The costs of drydocking and special surveys was included in the daily management fee of $4.65 per owned Ultra-Handymax vessel, $4.55 per owned Panamax vessel and $5.65 per owned Capesize vessel through December 31, 2013. In each of October 2013, August 2014 and February 2015, Navios Partners amended its existing Management Agreement with the Manager, a subsidiary of Navios Holdings, to fix the fees for ship management services of its owned fleet at: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel; (d) $6.50 daily rate per Container vessel of TEU 6,800; (e) $7.20 daily rate per Container vessel of more than TEU 8,000; and (f) $8.50 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.

(j)	Impairment of long lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for the “impairment or disposal of long-lived assets”, Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value of the vessel and related carrying value of the intangible with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal 2015, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Partners’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related impact of the current drybulk and container sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

Navios Partners determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Navios Partners’ remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Navios Partners’ remaining charter agreement rates and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions and excluding days of scheduled off-hires, management fees fixed until December 2015 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

was not required and no impairment of vessels and the intangible assets existed as of December 31, 2015, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and an impairment charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Partners to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

(k)	Deferred Financing Cost: Deferred financing costs include fees, commissions and legal expenses associated with obtaining credit facilities. These costs are amortized over the life of the related facility using the effective interest rate method, and are included in interest expense. Amortization expense and write-offs of deferred financing cost, including amortization of debt discount, for each of the years ended December 31, 2015, 2014 and 2013 were $3,727, $3,091 and $4,035, respectively.

(l)	Intangible assets and liabilities: Navios Partners’ intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Partners to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners’ financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. Management, after considering various indicators, performed on impairment test which included intangible assets as described in paragraph (j) above. As of December 31, 2015, there was no impairment of intangible assets.

(m)

Foreign currency translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

settled or translated, are recognized in the statement of operations. The foreign currency gains/(losses) recognized in the accompanying consolidated statements of income, in other income or expense, for each of the years ended December 31, 2015, 2014 and 2013 were $19, $13 and $(13), respectively.

(n)	Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred and the likelihood of loss is deemed to be probable at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the accounting for contingencies, if Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will accrue the lower amount of the range. Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (“additional calls”). Obligations for additional calls are accrued annually based on announcements made by the board of Directors of each Club at the end of each policy year pertaining to collection of any additional calls for the ‘closed’ policy year/s.

(o)	Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

(p)	Revenue and Expense Recognition:

Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. Voyage expenses are recognized as incurred. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average minimum lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Revenues from profit-sharing are calculated at an agreed percentage of the excess of the charterer’s average daily income over an agreed amount and accounted for on an accrual basis based on provisional amounts.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

represent a discount (sales incentive) on services rendered by Navios Partners and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Time charter expenses are expensed over the period of the time charter and voyage expenses are recognized as incurred.

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel; (d) $6.50 daily rate per Container vessel of TEU 6,800; (e) $7.20 daily rate per Container vessel of TEU 8,000; and (f) $8.50 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.

General and administrative expenses: Pursuant to the Administrative Services Agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Deferred Revenue: Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the charter period.

Inventory: Inventories, which are comprised of bunkers due to freight voyages, are valued at cost as determined on the first-in, first-out basis.

(q)	Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, accounts receivables and accounts payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management: Navios Partners’ activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: Navios Partners closely monitors its exposure to customers and counter-parties for credit risk. Navios Partners has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Partners. When negotiating on

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

behalf of Navios Partners’ various vessel employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are accounts receivable and cash and cash equivalents. Navios Partners does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the year ended December 31, 2015, our most significant counterparties were Hyundai Merchant Marine Co., Ltd., Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for approximately 24.0%, 17.4% and 11.4%, respectively, of total revenues. For the year ended December 31, 2014, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for 24.4% and 11.0%, respectively of total revenues. For the year ended December 31, 2013, Navios Partners’ customers representing 10% or more of total revenues were Cosco Bulk Carrier Co. Ltd., Hanjin Shipping Co. Ltd, Navios Corporation and Samsun Logix, which accounted for 23.4%, 11.3%, 10.4% and 10.2%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.

(r)	Cash Distribution: As per the Partnership Agreement, within 45 days following the end of each quarter, to the extent and as may be declared by the Board, an amount equal to 100% of Available Cash with respect to such quarter shall be distributed to the partners as of the record date selected by the Board of Directors.

Available Cash: Generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

•	provide for the proper conduct of the business (including reserve for Maintenance and Replacement Capital Expenditures)

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of Available Cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by US GAAP.

Maintenance and Replacement Capital Expenditures: Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As at December 31, 2015, 2014 and 2013, Maintenance and Replacement capital expenditures reserve approved by the Board of Directors was $13,811, $24,047 and $14,593, respectively.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Partners were to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Partners adopted this standard with effect as of January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

In May 2014, The FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements and Property, Plant and Equipment changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption of the new standard is not expected to have a material impact on Navios Partners’ results of operations, financial position or cash flows.

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2015	December 31, 2014
Cash on hand and at banks	$26,332	$79,103
Short-term deposits and highly liquid funds	418	20,392

Total cash and cash equivalents	$26,750	$99,495

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of December 31, 2015, Navios Partners held money market funds of $418 with duration of less than three months. As of December 31, 2014, Navios Partners held time deposits of $19,000 and money market funds of $1,392 with duration of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also reduces exposure to credit risk by dealing with a diversified group of major financial institution.

Restricted cash, at each of December 31, 2015 and December 31, 2014, included $7,789 and $954, respectively, which related to amounts held in retention accounts as required by certain of Navios Partners’ credit facilities.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2015	December 31, 2014
Accounts receivable	$3,999	$13,327
Less: Provision for doubtful receivables	—	(49)

Accounts receivable, net	$3,999	$13,278

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Year ended December 31, 2015	$(49)	$—	$49	$—
Year ended December 31, 2014	$(613)	$—	$564	$(49)
Year ended December 31, 2013	$(458)	$(155)	$—	$(613)

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2015	December 31, 2014
Prepaid voyage costs	$137	$634
Inventory	1,160	826
Other	—	10

Total prepaid expenses and other current assets	$1,297	$1,470

Inventories, which are comprised of bunkers due to freight voyages, are valued at cost as determined on the first-in, first-out basis.

NOTE 6 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$1,194,603	$(168,450)	$1,026,153
Additions	163,745	(50,472)	113,273

Balance December 31, 2014	$1,358,348	$(218,922)	$1,139,426
Additions	147,840	(57,217)	90,623

Balance December 31, 2015	$1,506,188	$(276,139)	$1,230,049

To date, for each of the vessels purchased from Navios Holdings, the vessel acquisition was effected through the acquisition of all of the capital stock of the vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the vessel and a charter-out contract. Management accounted for each acquisition as an asset acquisition. At the transaction date, the purchase price approximated the fair value of the assets acquired, which was determined based on a combination of methodologies including discounted cash flow analyses and independent valuation analyses. The consideration paid, for each of these transactions, was allocated between the intangible assets (favorable lease term) and the vessel value.

On April 22, 2015, Navios Partners acquired from an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU, for an acquisition cost of $147,840, of which $14,802 relates to vessel deposits paid and transferred during the year.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On October 28, 2014, Navios Partners acquired from an unrelated third party the YM Unity, a 2006-built Container vessel of 8,204 TEU, for an acquisition cost of $59,095.

On August 29, 2014, Navios Partners acquired from an unrelated third party the YM Utmost, a 2006-built Container vessel of 8,204 TEU, for an acquisition cost of $59,092.

On January 18, 2014, Navios Partners acquired from an unrelated third party the Navios Sun, a 2005-built Panamax vessel of 76,619 dwt, for an acquisition cost of $16,176, of which $1,583 was transferred from vessel deposits.

On January 7, 2014, Navios Partners acquired from an unrelated third party the Navios La Paix, a 2014-built Ultra-Handymax vessel of 61,485 dwt, for an acquisition cost of $28,478, of which $5,688 was transferred from vessel deposits.

In December 2013, Navios Partners acquired from an unrelated third party five 2006 South Korean-built Container vessels of 6,800 TEU each, consisting of the Hyundai Hongkong, the Hyundai Singapore, the Hyundai Tokyo, the Hyundai Shanghai and the Hyundai Busan for an acquisition cost of $276,478. Navios Partners allocated the total consideration to the fair value of the vessels, as these were the only assets acquired. There was no existing debt, charters or technical and commercial management agreements assumed, therefore, Navios Partners concluded that the acquisition of the Container vessels was an asset acquisition under ASC 805.

On October 11, 2013, Navios Partners acquired from an unrelated third party the Navios Harmony, an 82,790 dwt 2006 Japanese-built Panamax vessel, for an acquisition cost of $17,955.

On September 11, 2013, Navios Partners acquired from an unrelated third party the Navios Joy, an 181,389 dwt 2013 Japanese-built Capesize vessel, for an acquisition cost of $47,467.

NOTE  7  – INTANGIBLE ASSETS

Intangible assets as of December 31, 2015 and 2014 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2013	$248,528	$(129,123)	$119,405
Additions	—	(23,287)	(23,287)
Accelerated amortization	(89,541)	67,478	(22,063)

Favorable lease terms December 31, 2014	$158,987	$(84,932)	$74,055
Additions	—	(18,716)	(18,716)
Write-off	(31,199)	31,199	—

Favorable lease terms December 31, 2015	$127,788	$(72,449)	$55,339

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Amortization expense of favorable lease terms for the years ended December 31, 2015, 2014 and 2013 is presented in the following table:

	Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013
Favorable lease terms	$(18,716)	$(23,287)	$(37,869)
Acceleration of favorable lease terms	—	(22,063)	(3,205)

Total	$(18,716)	$(45,350)	$(41,074)

The aggregate amortization of the intangibles as of December 31 is estimated to be as follows:

Year	Amount
2016	$17,329
2017	15,809
2018	8,686
2019	6,103
2020	5,411
2021 and thereafter	2,001

$55,339

As of December 31, 2015, acquisition cost and accumulated amortization, each amounting $31,199, was written-off as the intangible asset associated with the favorable lease that was fully amortized of the Navios Fulvia.

During the year ended December 31, 2014, Navios Partners’ accelerated $22,010 of amortization of the Navios Pollux favorable lease intangible due to a change in its useful life following the termination of the credit default insurance policy (Refer to Note 20 “Other Income” for further details). The additional amount of $53 of accelerated amortization incurred through December 31, 2014, related to the expiration of the intangible assets associated with two vessels of our fleet.

In relation to Navios Partners’ new suspension agreement, entered into in June 2013, the amount of $3,205 of the Navios Melodia favorable lease term that corresponded to the suspension period until April 2016 was written-off in the statement of income under the caption of “Depreciation and amortization”.

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 9.6 years for favorable lease terms charter out.

NOTE  8  – ACCOUNTS PAYABLE

Accounts payable as of December 31, 2015 and 2014 consisted of the following:

	December 31, 2015	December 31, 2014
Creditors	$329	$1,571
Brokers	2,112	1,935
Insurances	149	151
Professional and legal fees	116	167

Total accounts payable	$2,706	$3,824

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 9 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2015 and 2014 consisted of the following:

	December 31, 2015	December 31, 2014
Accrued voyage expenses	$1,411	$2,620
Accrued loan interest	864	380
Accrued legal and professional fees	241	623

Total accrued expenses	$2,516	$3,623

NOTE 10 – BORROWINGS

Borrowings as of December 31, 2015 and 2014 consisted of the following:

	December 31, 2015	December 31, 2014
Term Loan B facility	$411,292	$433,389
Credit facilities	194,569	153,349

Total borrowings	$605,861	$586,738
Less: Long-term unamortized discount	(2,464)	(3,459)
Less: Current portion of long-term debt, net	(23,336)	(16,435)
Less: Deferred financing costs, net	(5,319)	(7,305)

Long-term debt, net	$574,742	$559,539

In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR plus 425 basis points (“bps”) and has a five-year term with 1.0% amortization profile and was issued at 98.0% (at a discount of $5,000). Navios Partners used the net proceeds of the Term Loan B facility to: (i) prepay $101,614 of the facility with Commerzbank AG and DVB Bank AG (the “July 2012 Credit Facility”); (ii) fully repay the outstanding balance of $41,225 of the credit facility entered with DVB Bank AG on August 8, 2012 (the “August 2012 Credit Facility”); (iii) deposit $98,179 to be held in escrow, to partially finance part of the acquisition of four new vessels, of which $47,000 was released in September 2013 for the acquisition of the Navios Joy, $17,750 was released in October 2013 for the acquisition of the Navios Harmony and $33,429 was released in January 2014 to finance a portion of the purchase prices of the Navios Sun and the Navios La Paix, which were delivered in January 2014; and (iv) cover fees and expenses. The refinancing of the August 2012 Credit Facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $707 was written-off from the deferred financing fees.

On November 1, 2013, Navios Partners completed the issuance of a $189,500 add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears the same terms as Term Loan B facility and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five Container vessels.

On March 30, 2015 and on March 23, 2016, Navios Partners prepaid $21,000 and $3,000, respectively, of the Term Loan B facility. These prepayments were fully applied to the balloon payment. Following the prepayment of March 2015, an amount of $256 was written-off from the deferred financing fees.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners. The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.

As of December 31, 2015, the outstanding balance of the Term Loan B facility including the add-on was $408,828, net of discount of $2,464, and it is repayable with a final payment of $411,292, in June 2018.

On September 22, 2014, Navios Partners entered into a credit facility with ABN AMRO Bank N.V. (the “September 2014 Credit Facility”) of up to $56,000 (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the YM Utmost and the YM Unity. Each tranche of the September 2014 Credit Facility was repayable in 20 equal quarterly installments of approximately $688, with a final balloon payment of $14,250 on the last repayment date. The maturity date of each tranche was five years after the drawdown date of such tranche. The tranches of the September 2014 Credit Facility bear interest at LIBOR plus 300 bps per annum. On March 30, 2015, Navios Partners prepaid $21,312 out of $53,938 outstanding on that date. Following this prepayment, an amount of $314 was written-off from the deferred financing fees. On April 8, 2015, Navios Partners entered into a supplemental agreement (the “First Supplemental Agreement”) to its September 2014 Credit Facility with ABN AMRO Bank N.V. following the release and discharge of Fairy Shipping Corporation and the YM Utmost from its obligations and liabilities under the September 2014 Credit Facility pursuant to a deed of release dated March 30, 2015. As of December 31, 2015, the outstanding balance of the loan was $29,424, and is repayable in 16 consecutive quarterly installments, the first 11 of which are $1,067 and the next five are $688, with a final balloon payment of $14,250 on the last repayment date.

On March 27, 2015, Navios Partners prepaid $2,346 of the July 2012 Credit facility and the prepayment was applied to 2015 installments. As of December 31, 2015, the outstanding balance of the July 2012 Credit facility was $88,282, and it was repayable in seven installments of $3,456 and one installment of $5,868, with a final balloon payment of $58,223. On January 8, 2016, Navios Partners prepaid the 2016 installments in the amount of $16,235 of the July 2012 Credit facility. This payment of this facility was accounted for as debt modification in accordance with ASC470 Debt.

On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164,000 (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. In September 30, 2015, the second tranche of April 2015 Credit Facility of $83,000 was cancelled. As of December 31, 2015, the outstanding balance of the April 2015 Credit facility of $76,863 was drawn on April 20, 2015, is repayable in 26 equal consecutive quarterly installments of $1,478, with a final balloon payment of $38,431 on the last repayment date. The final maturity date is April 20, 2022. The April 2015 Credit Facility bears interest at LIBOR plus 275 bps per annum. The April 2015 Credit Facility also requires compliance with certain financial covenants. Among other events, it will be an event of default under this credit facility if the financial covenants are not complied with.

In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60,000 (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date is January 2, 2017. As of December 31, 2015, there was no outstanding amount under this facility and all $60,000 remained to be drawn.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2015, the total amount available to be drawn from all Navios Partners’ credit facilities was $60,000.

As of December 31, 2015, the total borrowings, net under the Navios Partners’ credit facilities were $598,078.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. Amounts drawn under the September 2014 Credit Facility and the April 2015 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by Navios Partners. The July 2012 Credit Facility, the September 2014 Credit Facility and April 2015 Credit Facility contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The July 2012 Credit Facility, the September 2014 Credit Facility and April 2015 Credit Facility also require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 117% to 140%; (ii) minimum free consolidated liquidity of at least the higher of $25,000 and the aggregate of interest and principal falling due during the previous six months; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.75 : 1.00; and (v) maintain a minimum net worth to $135,000 for the periods prior to any distributions by the Company, whilst during the last quarter prior to any distribution declaration should maintain: (a) a ratio of EBITDA to interest expense of at least 5.00 : 1.00; (b) a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and (c) a minimum net worth to $250,000. It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of each facility.

As of December 31, 2015, Navios Partners was in compliance with the financial covenants of all of its credit facilities.

The maturity table below reflects the principal payments due under its credit facilities for the 12-month periods ended December 31:

Year	Amount
2016	$26,416
2017	82,227
2018	421,093
2019	8,663
2020	20,162
2021 and thereafter	47,300

$605,861

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE  11  – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Other long-term debt: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

Term Loan B facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness. The book value has been adjusted to reflect the net presentation of deferred finance costs.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2015		December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$26,750	$26,750	$99,495	$99,495
Restricted cash	$7,789	$7,789	$954	$954
Loans receivable from affiliates	$1,521	$1,521	$750	$750
Amounts due to related parties	$(8,680)	$(8,680)	$(1,880)	$(1,880)
Term Loan B facility, net	$(404,977)	$(406,410)	$(424,252)	$(431,764)
Other long-term debt, net	$(193,102)	$(194,569)	$(151,722)	$(153,349)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2015 and December 31, 2014.

	Fair Value Measurements at December 31, 2015
	Total	Level I	Level II	Level III
Cash and cash equivalents	$26,750	$26,750	$—	$—
Restricted cash	$7,789	$7,789	$—	$—
Loans receivable from affiliates	$1,521	$—	$1,521	$—
Term Loan B facility, net(1)	$(406,410)	$—	$(406,410)	$—
Other long-term debt, net(1)	$(194,569)	$—	$(194,569)	$—

	Fair Value Measurements at December 31, 2014
	Total	Level I	Level II	Level III
Cash and cash equivalents	$99,495	$99,495	$—	$—
Restricted cash	$954	$954	$—	$—
Loans receivable from affiliates	$750	$—	$750	$—
Term Loan B facility, net(1)	$(431,764)	$—	$(431,764)	$—
Other long-term debt, net(1)	$(153,349)	$—	$(153,349)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NOTE 12 – ISSUANCE OF UNITS

On February 11, 2015, Navios Partners completed its public offering of 4,000,000 common units at $13.09 per unit and raised gross proceeds of approximately $52,360 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $216 were approximately $50,120. Pursuant to this offering, Navios Partners issued 81,633 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,069. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $7,854 and net proceeds, including the underwriting discount, of approximately $7,518 and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $160. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $14,967. Following the public offering and the private placement, Navios Holdings currently owns a 20.1% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

On February 14, 2014, Navios Partners completed its public offering of 5,500,000 common units at $17.30 per unit and raised gross proceeds of approximately $95,150 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $306 were approximately $91,135. Pursuant to this offering, Navios Partners issued 112,245 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,942. On February 18, 2014, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 825,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $14,273 and net proceeds, including the underwriting discount, of approximately $13,670 and issued 16,837 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $291.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On September 25, 2013, Navios Partners completed its public offering of 5,000,000 common units at $14.26 per unit and raised gross proceeds of approximately $71,300 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $179 were approximately $68,200. Pursuant to this offering, Navios Partners issued 102,041 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,455. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 750,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $10,695. The net proceeds, including the underwriting discount, were approximately $10,230 and issued 15,306 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $218.

On February 6, 2013, Navios Partners completed its public offering of 4,500,000 common units at $14.15 per unit and raised gross proceeds of approximately $63,675 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $195 were approximately $60,840. Pursuant to this offering, Navios Partners issued 91,837 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,299. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 675,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $9,551. The net proceeds, including the underwriting discount, were approximately $9,126 and issued 13,776 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $195.

NOTE 13 – SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk and container vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Asia	$133,542	$125,572	$119,776
Europe	70,121	64,858	48,906
North America	10,557	19,943	21,334
Australia	9,456	16,983	8,143

Total	$223,676	$227,356	$198,159

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 14 – INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes, the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, following an interim suspension period until April 2016 during which Navios Partners trades the vessel directly.

As of December 31, 2015, Navios Partners did not have any further commitments.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 16 – LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions and assume no off–hires days) as of December 31, 2015, is as follows:

Amount
2016	$187,199
2017	157,484
2018	151,472
2019	122,315
2020	106,211
2021 and thereafter	318,716

$1,043,397

NOTE 17 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

The Navios Holdings Credit facility: In May 2015, Navios Partners entered into the Navios Holdings Credit Facility of up to $60,000. The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date is January 2, 2017. As of December 31, 2015, there was no outstanding amount under this facility and all $60,000 remained to be drawn.

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel; (d) $6.50 daily rate per Container vessel of TEU 6,800; (e) $7.20 daily rate per Container vessel of more than TEU 8,000; and (f) $8.50 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. In January 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet at: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of more than TEU 8,000; and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Total drydocking expenses reimbursed during the year ended December 31, 2015, 2014 and 2013 were $4,043, $761 and $0, respectively.

Total management fees for the year ended December 31, 2015, 2014 and 2013 amounted to $56,504, $50,359 and $36,173, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the year ended December 31, 2015, 2014 and 2013 amounted to $6,205, $6,089 and $4,366, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Balance due to related parties: Included in the current liabilities as of December 31, 2015 was an amount of $8,680, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of payables for drydock and special survey expenses of $5,714, management fees outstanding of $1,203 and other receivables of $1,763. Amounts due to related parties as of December 31, 2014 was $1,880 mainly consisted of other payables for drydock and special survey expenses of $2,155 mitigated by other receivables of $275.

Vessel Chartering: In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years, at a net daily rate of $12.50 for the first year and $13.50 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, this charter was extended for approximately six months at a net daily rate of $13.50 plus 50/50 profit sharing based on actual earnings and in October 2014, this charter was further extended for approximately one year at a net daily rate of $12.50 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.50 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from Navios Holdings amounted to $4,281, $4,768 and $4,625, respectively.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to Navios Holdings, at a net daily rate of $12.00 plus profit sharing. In April 2014, this charter was extended for approximately one year and the owners will receive 100% of the first $1.50 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contract of Navios Prosperity were transferred to Navios Holdings on March 5, 2015. For this charter, for the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from Navios Holdings amounted to $771, $4,317 and $4,401, respectively.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years commencing in October 2012, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the years ended December 31, 2015, 2014 and 2013 the total revenue of Navios Partners from Navios Holdings amounted to $4,346, $4,034 and $4,471, respectively.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Felicity, a 1997-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options, at a net daily rate of $12.00 plus profit sharing. The owners will receive 100% of the first $1.50 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, Navios Holdings exercised its first option to extend this charter, and in August 2014, Navios Holdings exercised its second option. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from Navios Holdings amounted to $3,987, $4,383 and $2,848, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Aldebaran, a 2008-built Panamax vessel. The term of this charter was approximately six months commencing in June 2013, at a net daily rate of $11.00 plus profit sharing, with a six-month extension option. In December 2013, Navios Holdings exercised its option to extend this charter, at a net daily rate of $11.00 plus profit sharing. The owners will receive 100% of the first $2.50 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months.

On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contract of Navios Aldebaran were transferred to Navios Holdings on February 28, 2015. For this charter, for the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from Navios Holdings amounted to $640, $4,036 and $2,293, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year, at a net daily rate of $10.00. In December 2013, Navios Holdings extended this charter for approximately six months at a net daily rate of $10.00 plus 50/50 profit sharing based on actual earnings. In January 2015, this charter was further extended for approximately one year at a net daily rate of $10.00 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in December 2015. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For this charter, for the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $3,139, $3,395 and $1,874, respectively.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Pollux, a 2009-built Capesize vessel, which was completed in August 2013. In August 2014, Navios Partners entered into another charter with a subsidiary of Navios Holdings for the Navios Pollux. The term of this charter was approximately three months which commenced in August 2014, at a daily rate of $21.3 net per day. The charter contract was completed in November 2014. In February 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Pollux, a 2009-built Capesize vessel. The term of this charter is approximately for twelve months at a daily rate of $11.40 net per day plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $3,315, $2,496 and $1,509, respectively.

In March 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Gemini, a 1994-built Panamax vessel. The term of this charter is approximately nine months that commenced in March 2015, at a net daily rate of $7.60 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $1,903, $0 and $0, respectively.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hyperion, a 2004-built Panamax vessel. The term of this charter is approximately ten months that commenced in April 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $2,115, $0 and $0, respectively.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Soleil, a 2009-built Ultra-Handymax vessel. The term of this charter is approximately ten months that commenced in May 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in December 2015. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $1,892, $0 and $0, respectively.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Harmony, a 2006-built Panamax vessel. The term of this charter is approximately twelve months that commenced in May 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. The vessel was redelivered in December 2015. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $2,905, $0 and $0, respectively.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Orbiter, a 2004-built Panamax vessel. The term of this charter is approximately twelve months that commenced in June 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $2,571, $0 and $0, respectively.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fantastiks, a 2005-built Capesize vessel. The term of this charter is approximately ten months that commenced in June 2015, at a net daily rate of $12.50 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $2,569, $0 and $0, respectively.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Alegria, a 2004-built Panamax vessel. The term of this charter is approximately twelve months that commenced in June 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $2,203, $0 and $0, respectively.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Sun, a 2005-built Panamax vessel. The term of this charter is approximately ten months that commenced in July 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. For the years ended December 31, 2015, 2014 and 2013, the total revenue of Navios Partners from the subsidiary of Navios Holdings amounted to $2,172, $0 and $0, respectively.

Share Purchase Agreements: On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests (See Note 8—Issuance of Units).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

Revolving Loans to Navios Europe I: Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners will make available to Navios Europe Inc. (“Navios Europe I”) (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 18 for the Investment in Navios Europe I and respective ownership interests.

The Navios Revolving Loans I earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2015, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10,000) was $500, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital is $749, under the caption “Loans receivable from affiliates.” As of December 31, 2015 and December 31, 2014, the amounts undrawn from the Navios Revolving Loans I were $9,100, of which Navios Partners’ portion was $455.

Revolving Loans to Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (II) Inc. (“Navios Europe II”) (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 18 for the Investment in Navios Europe II and respective ownership interests.

The Navios Revolving Loans II earn an 18.0% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2015, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14,000) was $700, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital is $771, under the caption “Loans receivable from affiliates.” As of December 31, 2015, the amount undrawn from the Navios Revolving Loans II was $23,075, of which Navios Partners’ portion was $1,154.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. During the year ended December 31, 2015, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $3,605, which was recorded as “Other income” for the year ended December 31, 2015.

As of December 31, 2015, Navios Holdings held an 18.1% common unit interest in Navios Partners, represented by 15,344,310 common units and it also held a general partner interest of 2.0%.

NOTE 18 – INVESTMENT IN NAVIOS EUROPE I AND NAVIOS EUROPE II

Navios Europe I: On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”) with a face amount of $173,367 and fair value of $68,535 as of December 31, 2015. In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a variable interest entity (“VIE”) and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

I. Navios Partners further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

As of December 31, 2015, the estimated maximum potential loss by Navios Partners in Navios Europe I would have been $1,315, which represents the Company’s carrying value of the investment of $566 plus the Company’s balance of the Navios Revolving Loans I of $749 and does not include the undrawn portion of the Navios Revolving Loans I.

As of December 31, 2015, the Navios Partners’ portion of the Navios Revolving Loan I outstanding was $749. Investment income of $45 was recognized in the statement of income under the caption of “Other income” for the year ended December 31, 2015. Investment income of $21 was recognized in the statement of income under the caption of “Other income” for the year ended December 31, 2014.

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities net of loan discount amounting to $3,375 (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe II) (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $23,568 as of December 31, 2015. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a variable interest entity (“VIE”) and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II. Navios Partners further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

As of December 31, 2015, the estimated maximum potential loss by Navios Partners in Navios Europe II would have been $1,521, which represents the Company’s carrying value of the investment of $750 plus the Company’s balance of the Navios Revolving Loans II of $771 and does not include the undrawn portion of the Navios Revolving Loans II. As of December 31, 2015, the Navios Partners’ portion of the Navios Revolvings Loan II outstanding was $771. Investment income of $49 was recognized in the statement of income under the caption of “Other income” for the year ended December 31, 2015.

NOTE 19 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

Navios Partners intends to make distributions to the holders of common units on a quarterly basis, to the extent and as may be declared by the Board and to the extent it has sufficient cash on hand to pay the distribution after the Company establishes cash reserves and pays fees and expenses. There is no guarantee that Navios Partners

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

will pay a quarterly distribution on the common units in any quarter. On February 3, 2016, Navios Partners announced that its board of directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. The amount of any distributions paid under Navios Partners’ policy and the decision to make any distribution is determined by its board of directors, taking into consideration the terms of its partnership agreement. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

There is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

The first 98% of the quarterly distribution is paid to all common units holders. The incentive distributions rights (held by the General Partner) apply only after a minimum quarterly distribution of $0.4025.

On January 21, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2012 of $0.4425 per unit. The distribution was paid on February 14, 2013 to all holders of record of common and general partner units on February 8, 2013, which included the unitholders from the common unit offering in February 2013. The aggregate amount of the declared distribution was $29,936.

On April 22, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2013 of $0.4425 per unit. The distribution was paid on May 14, 2013 to all holders of record of common and general partner units on May 10, 2013. The aggregate amount of the declared distribution was $29,936.

On July 22, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2013 of $0.4425 per unit. The distribution was paid on August 13, 2013 to all holders of record of common and general partner units on August 8, 2013. The aggregate amount of the declared distribution was $29,936.

On October 25, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2013 of $0.4425 per unit. The distribution was paid on November 13, 2013 to all holders of record of common and general partner units on November 8, 2013. The aggregate amount of the declared distribution was $32,573.

On January 24, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2013 of $0.4425 per unit. The distribution was paid on February 14, 2014 to all holders of record of common and general partner units on February 10, 2014. The aggregate amount of the declared distribution was $32,573.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On April 25, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2014 of $0.4425 per unit. The distribution was paid on May 13, 2014 to all holders of record of common and general partner units on May 9, 2014. The aggregate amount of the declared distribution was $35,474.

On July 24, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2014 of $0.4425 per unit. The distribution was paid on August 13, 2014 to all holders of record of common and general partner units on August 8, 2014. The aggregate amount of the declared distribution was $35,474.

On October 23, 2014, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2014 of $0.4425 per unit. The distribution was paid on November 10, 2014 to all holders of record of common and general partner units on November 7, 2014. The aggregate amount of the declared distribution was $35,474.

On January 26, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2014 of $0.4425 per unit. The distribution was paid on February 13, 2015 to all holders of record of common and general partner units on February 11, 2015, which included the unitholders participating in the February 2015 offering (See Note 8—Issuance of units). The aggregate amount of the declared distribution was $38,097.

On April 28, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2015 of $0.4425 per unit. The distribution was paid on May 14, 2015 to all holders of record of common and general partner units on May 13, 2015. The aggregate amount of the declared distribution was $38,097.

On July 23, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2015 of $0.4425 per unit. The distribution was paid on August 14, 2015 to all holders of record of common and general partner units on August 13, 2015. The aggregate amount of the declared distribution was $38,097.

On November 3, 2015, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2015 of $0.2125 per unit. The distribution was paid on November 13, 2015 to all holders of record of common and general partner units on November 12, 2015. The aggregate amount of the declared distribution was $18,015.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during the years ended December 31, 2015, 2014 and 2013.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Net income	$41,805	$74,853	$59,006
Earnings attributable to:
Common unit holders	39,825	71,225	55,949
Weighted average units outstanding (basic and diluted)
Common unit holders	82,437,128	76,587,656	66,317,588
Earnings per unit (basic and diluted):
Common unit holders	$0.48	$0.93	$0.84
Earnings per unit — distributed (basic and diluted):
Common unit holders	$1.11	$1.79	$1.82
Loss per unit — undistributed (basic and diluted):
Common unit holders	$(0.63)	$(0.86)	$(0.98)

NOTE 20 – OTHER INCOME

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. During the year ended December 31, 2015, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $3,605, which was recorded as “Other income”.

During the year ended December 31, 2014, Navios Partners received cash compensation of $17,779 from the sale of a defaulted counterparty claim to an unrelated third party. Navios Partners has no continuing obligation to provide any further services to the counterparty and has therefore recognized the entire compensation received immediately in the Statement of Income within the caption of “Other income”.

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Partners received compensation of $30,956 (which was received in April 2014). From the total compensation, $1,170 was recorded immediately in the statement of income within the caption of “Revenue”, which represents reimbursements for insurance claims submitted for the period prior to the date of the termination and the remaining amount of $29,786 was recorded immediately in the statement of income within the caption of “Other income”. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

As part of a new suspension agreement entered into in June 2013, Navios Partners agreed to receive an upfront payment of $10,000 covering hire revenues for the suspension period until April 2016. The amount of $10,000 was recognized immediately in the statement of income under the caption of “Other income” since the Company has no future requirements to refund the payment.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 21 – SUBSEQUENT EVENTS

On February 3, 2016, Navios Partners announced that its board of directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015.

On February 4, 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet at: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of more than TEU 8,000; and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.